UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. ___)*


                            Moore Corporation Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   615785102
                         -----------------------------
                                 (CUSIP Number)


                               R. Theodore Ammon
                           Chancery Lane Capital, LLC
                         3 East 54th Street, Suite 1700
                               New York, NY 10022
                                 (212) 521-1600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 21, 2000
              -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  2    of  11     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Chancery Lane/GSC Investors L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                 21,692,307
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           21,692,307
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,692,307
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  3    of  11     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CLGI, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                 21,692,307
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           21,692,307
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,692,307
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  4    of  11     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            R. Theodore Ammon
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                 21,692,307
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           21,692,307
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,692,307
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Shares, no par value (the "Common Shares"), of Moore Corporation Limited, a corporation organized under the laws of Ontario, Canada (the "Issuer"), which are issuable upon conversion of the 8.70% Subordinated Convertible Debenture of the Issuer (the "Debentures") directly owned by Chancery Lane/GSC Investors L.P. (the "Partnership"). The principal executive offices of the Issuer are located at 1 First Canadian Place, P.O. Box 78, Toronto, Ontario, M5X 1G5, Canada.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by the Partnership, CLGI, Inc. ("CLGI") and R. Theodore Ammon ("Mr. Ammon"). The Partnership is a limited partnership organized under the laws of the State of Delaware. CLGI, the sole general partner of the Partnership, is a corporation incorporated under the laws of the State of Delaware. The principal business of the Partnership is investment in the Debentures. The principal business of CLGI is to serve as the general partner of the Partnership. The principal business address and principal office of both the Partnership and CLGI is 3 East 54th Street, Suite 1700, New York, NY 10022. Mr. Ammon is the sole shareholder of CLGI. His business address is the same as that of the Partnership. Mr. Ammon is a private investor and is a United States citizen.

         During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The partners of the Partnership are as follows:

         General Partner
         ---------------
         CLGI, Inc.

         Class A Limited Partners ("Class A Limited Partners")
         -----------------------------------------------------
         Greenwich Street Capital Partners II, L.P.
         GSCP Offshore Fund, L.P.
         Greenwich Fund, L.P.
         Greenwich Street Employees Fund, L.P.
         TRV Executive Fund, L.P.

         Class B Limited Partners ("Class B Limited Partners")
         -----------------------------------------------------
         Chancery Lane MIC, L.P.
         Greenwich Street Capital Partners II, L.P.
         GSCP Offshore Fund, L.P.
         Greenwich Fund, L.P.

         Greenwich Street Employees Fund, L.P.
         TRV Executive Fund, L.P.
         BTIP/Berenson Minella
         DB Capital Investors, L.P.
         Mark Alan Angelson 1997 Trust
         Roger Altman
         Austin Beutner
         Robert Burton
         James E. Lillie
         Robert B. Lewis
         Thomas Quinlan, III
         Mark Hiltwein
         Robert Burton, Jr.
         Michael Burton
         CLGI, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 21, 2000, the Partnership purchased the Debentures for an aggregate purchase price of $70,500,000. As of December 21, 2000, the Debentures were convertible into 21,692,307 Common Shares at a rate of $3.25 per share, subject to adjustment as described in the Debentures. Those Common Shares represented (on December 21, 2000) 19.7% of the outstanding Common Shares (assuming conversion in full of the Debentures). The source of funds for the purchase of the Debentures was the purchase of partnership interests in the Partnership by CLGI (its general partner) and the limited partners.

         The Debentures were purchased by the Partnership pursuant to the Debenture Purchase Agreement dated as of December 12, 2000 by and between the Issuer and the Partnership. The Debenture Purchase Agreement and the Debentures are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Partnership purchased the Debentures for investment purposes. Pursuant to the Debenture Purchase Agreement, the Issuer caused Mr. Ammon to be appointed as of December 21, 2000 as a member of the Board of Directors of the Issuer for the current term of the Issuer's Board of Directors and the Issuer also agreed to cause Mr. Ammon's nomination for election to the Board of Directors at each subsequent meeting of the Issuer's shareholders to elect directors. In addition, pursuant to the Debenture Purchase

Agreement, the Issuer caused Alfred C. Eckert III, a managing member of the general partner of certain limited partners of the Partnership, and Robert G. Burton, a limited partner of the Partnership, to be appointed as of December 21, 2000 as additional members of the Issuer's Board of Directors for the current term of the Issuer's Board of Directors and the Issuer also agreed to cause their nominations for election to the Board of Directors at each subsequent meeting of the Issuer's shareholders to elect directors. Pursuant to the Debenture Purchase Agreement, Mr. Burton also became the Chief Executive Officer of the Issuer concurrently with his appointment to the Issuer's Board of Directors. In connection with the Partnership's purchase of the Debentures, two additional independent directors were appointed to the Issuer's Board of Directors.

         As a director of the Issuer, Mr. Ammon will participate in meetings of the Board of Directors of the Issuer and in the course of such participation may from time to time participate in matters to develop or suggest plans or proposals which relate to or would result in any of the actions or transactions enumerated in Item 4, clauses (a)-(j), of Schedule 13D.

         Other than as set forth in this item 4 and in items 5 and 6 of this statement on Schedule 13D, the reporting persons do not have any plans or proposals which relate to or would result in any of the actions or transactions enumerated in Item 4, clauses (a) through (j), of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Partnership directly owns all the Debentures. The Partnership does not own any Common Shares, but because the Debentures were (as of December 21,
2000) convertible into 21,692,307 Common Shares, the Partnership may be deemed to beneficially own such Common Shares. Those Common Shares represent approximately 19.7% of the outstanding Common Shares of the Issuer, based on a total of 88,456,940 Common Shares outstanding as of December 21, 2000. The Partnership may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 21,692,307 Common Shares.

         CLGI, as the general partner of the Partnership, and Mr. Ammon, as the sole shareholder of CLGI, may be deemed to beneficially own the 21,692,307 Common Shares, or 19.7%, owned by the Partnership and to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of those Common Shares.

         The only transaction by the reporting persons in the Common Shares was the purchase of the Debentures described in Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Partnership has entered into the Registration Rights Agreement, dated as of December 21, 2000, between the Partnership and the Issuer, providing for the registration or qualification of Common Shares issuable upon conversion of the Debentures. The Partnership and CLGI have entered into the Standstill Agreement, dated as of December 21, 2000, among the Partnership, CLGI and the Issuer, providing for restrictions on additional purchases of securities of the Issuer and other matters relating to control of the Issuer. The Partnership, CLGI and certain limited partners of the Partnership have entered into the Restricted Securities Agreement, dated as of December 12, 2000, providing for transfer restrictions on the Common Shares issuable upon conversion of the Debentures and for certain "tag along" rights of the partners and rights of first refusal (conditioned on a transferring limited partner first obtaining a bona fide third party offer to purchase the transferring limited partner's Common Shares). Also pursuant to the Restricted Securities Agreement, Chancery Lane MIC, L.P., one of the limited partners of the Partnership, is entitled to utilize one of the two demand registration rights provided to the Partnership pursuant to the Registration Rights Agreement. CLGI, the Class A Limited Partners and Class B Limited Partners have entered into the Limited Partnership Agreement of the Partnership, dated as of December 12, 2000, that provides, among other things, for certain rights of the Class A Limited Partners to require the Partnership to exchange Debentures or Common Shares for Class A Limited Partnership interests and for the distribution among the partners of Partnership assets. The Registration Rights Agreement, Standstill Agreement, Restricted Securities Agreement and Limited Partnership Agreement are attached hereto as exhibits (see Item 7).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1. Debenture  Purchase  Agreement,  dated as of  December  12,  2000, between Moore Corporation Limited and Chancery Lane/GSC Investors L.P.

Exhibit 99.2. 8.70%  Subordinated  Convertible  Debenture  due June 30,  2009 of
              Moore Corporation Limited

Exhibit 99.3. Registration  Rights  Agreement,  dated as of December  21,  2000, between Moore Corporation Limited and Chancery Lane/GSC Investors L.P.

Exhibit 99.4. Standstill  Agreement,  dated  as  of  December  21,  2000,  among
              Chancery Lane/GSC Investors L.P., CLGI, Inc. and Moore Corporation Limited.

Exhibit 99.5. Restricted  Securities  Agreement,  dated as of December 12, 2000, among Chancery Lane/GSC Investors L.P., Greenwich Street Capital Partners II, L.P. and the other investors named therein.

Exhibit 99.6. Limited Partnership Agreement of Chancery Lane/GSC Investors L.P.,
              dated as of December 12, 2000.

Exhibit 99.7. Agreement regarding the joint filing of this statement.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2001                CHANCERY LANE/GSC INVESTORS L.P.
                                By CLGI, INC., its general partner:

                                By:  /s/ R. Theodore Ammon
                                  -------------------------------------
                                    R. Theodore Ammon
                                    Chairman


                               CLGI, INC.

                               By:  /s/ R. Theodore Ammon
                                  ------------------------------------
                                    R. Theodore Ammon
                                    Chairman


                               R. THEODORE AMMON

                                 /s/ R. Theodore Ammon
                               ----------------------------------

                                 EXHIBIT INDEX

Exhibit 99.1. Debenture  Purchase  Agreement,  dated as of  December  12,  2000, between Moore Corporation Limited and Chancery Lane/GSC Investors L.P.

Exhibit 99.2. 8.70%  Subordinated  Convertible  Debenture  due June 30,  2009 of
              Moore Corporation Limited.

Exhibit 99.3. Registration  Rights  Agreement,  dated as of December  21,  2000, between Moore Corporation Limited and Chancery Lane/GSC Investors L.P.

Exhibit 99.4. Standstill  Agreement,  dated  as  of  December  21,  2000,  among
              Chancery Lane/GSC Investors L.P., CLGI, Inc. and Moore Corporation Limited.

Exhibit 99.5. Restricted  Securities  Agreement,  dated as of December 12, 2000, among Chancery Lane/GSC Investors L.P., Greenwich Street Capital Partners II, L.P. and the other investors named therein.

Exhibit 99.6. Limited Partnership Agreement of Chancery Lane/GSC Investors L.P.,
              dated as of December 12, 2000.

Exhibit 99.7. Agreement regarding the joint filing of this statement.